# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARRAY DIGITAL INFRASTRUCTURE, INC., CIK 0000821130
CUSIP: 911684108
Title of class of securities: Common Shares, $1 Par Value
Address of issuer's principal executive offices: 500 WEST MADISON STREET, SUITE 810, CHICAGO, Illinois (IL), 60661
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001609074

## Reporting persons
- HAWK RIDGE CAPITAL MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,728,548; sole dispositive power 0; shared dispositive power 2,728,548; aggregate amount beneficially owned 2,728,548 (5.1% of the class)
- Hawk Ridge Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,728,548; sole dispositive power 0; shared dispositive power 2,728,548; aggregate amount beneficially owned 2,728,548 (5.1% of the class)
- Hawk Ridge Capital Management GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,728,548; sole dispositive power 0; shared dispositive power 2,728,548; aggregate amount beneficially owned 2,728,548 (5.1% of the class)
- Hawk Ridge Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,728,548; sole dispositive power 0; shared dispositive power 2,728,548; aggregate amount beneficially owned 2,728,548 (5.1% of the class)
- Brown David Graham: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,728,548; sole dispositive power 0; shared dispositive power 2,728,548; aggregate amount beneficially owned 2,728,548 (5.1% of the class)

## Item 1. Issuer
Name of issuer: ARRAY DIGITAL INFRASTRUCTURE, INC.
Address of issuer's principal executive offices: 500 WEST MADISON STREET, SUITE 810, CHICAGO, ILLINOIS, 60661.

## Item 2. Person Filing
Name of person filing:
Hawk Ridge Capital Management LP

Hawk Ridge Management LLC

Hawk Ridge Capital Management GP LLC

Hawk Ridge Master Fund LP

Brown David Graham
Address of principal business office or, if none, residence: 12121 Wilshire Blvd. Suite 900, Los Angeles CA 90025
Citizenship:
Hawk Ridge Capital Management LP - Delaware

Hawk Ridge Management LLC - Delaware

Hawk Ridge Capital Management GP LLC - Delaware

Hawk Ridge Master Fund LP - Delaware

Brown David Graham - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,728,548
Percent of class: 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,728,548
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,728,548

All of the reported securities are directly owned by Hawk Ridge Master Fund LP. Hawk Ridge Management LLC and Hawk Ridge Capital Management LP as the general partner and investment manager, respectively, of the master fund with authority to vote and dispose of all of the shares held by the master fund, and Hawk Ridge Capital Management GP LLC as the holding company of the general partner and investment manager (collectively "Hawk Ridge") may be deemed to beneficially own the reported securities. David Brown also may be deemed to beneficially own the reported securities as the principal of Hawk Ridge. Hawk Ridge and Mr. Brown each disclaims beneficial ownership of the reported securities, except to the extent of its or his pecuniary interest in such securities, if any.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HAWK RIDGE CAPITAL MANAGEMENT LP: Justine Leung, GC/CCO (09/23/2026)
- Hawk Ridge Management LLC: Justine Leung, GC/CCO (09/23/2026)
- Hawk Ridge Capital Management GP LLC: Justine Leung, GC/CCO (09/23/2026)
- Hawk Ridge Master Fund LP: Justine Leung, GC/CCO (09/23/2026)
- Brown David Graham: David Graham Brown, Managing Member (09/23/2026)